UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

20110014

March 8, 2011

Martin P. Dunn
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006-4001

Re: JPMorgan Chase & Co.
Incoming letter dated January 11, 2011

Dear Mr. Dunn:

This is in response to your letters dated January 11, 2011 and February 17, 2011 concerning the shareholder proposal submitted to JPMorgan Chase by Alice Rosenfeld. We also have received a letter from the proponent dated February 2, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Alice D. Rosenfeld

*** FISMA & OMB Memorandum M-07-16 ***

March 8, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 11, 2011

The proposal requests that the board institute transparent procedures to prevent holding investments in companies that, in management's judgment, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights.

We are unable to concur in your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that JPMorgan Chase may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

O

O'MELVENY & MYERS LLP

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1934 Act/Rule 14a-8

February 17, 2011

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Alice Rosenfeld
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

This letter concerns the request dated January 11, 2011 (the ***"Initial Request Letter"***) that we submitted on behalf of JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), seeking confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by Alice Rosenfeld (the ***"Proponent"***) from the Company's proxy materials for its 2011 Annual Meeting of Shareholders (the ***"2011 Proxy Materials"***). On February 2, 2011, the Proponent submitted a letter to the Staff (the ***"Proponent Letter"***), asserting its view that the Proposal and Supporting Statement are required to be included in the 2011 Proxy Materials. The Proponent Letter is attached hereto as Exhibit A.

We submit this letter on behalf of the Company to supplement the Initial Request Letter and respond to some of the claims made in the Proponent Letter. The Company also renews its request for confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2011 Proxy Materials in reliance on Rule 14a-8.

I. BACKGROUND

In the Initial Request Letter, the Company requested no-action relief from the Staff to omit the Proposal in reliance on Rule 14a-8(i)(3) as the Proposal is materially false and misleading. The Proposal requests, in part, that "the Board institute transparent procedures to prevent ***holding investments*** in companies that, in management's judgment, ***substantially contribute to genocide or crimes against humanity***, the most egregious violations of human rights." (Emphasis added). The Initial Request Letter expressed the view, and the Company continues to believe, that the phrases emphasized above are fundamental to an understanding of the actions the Proposal seeks and that they are also vague and indefinite. The Company therefore believes that any actions it would take in implementing the Proposal, if adopted, may be different from those contemplated by the Company's shareholders in voting on the Proposal and sought to exclude the Proposal from the 2011 Proxy Materials in reliance on Rule 14a-8(i)(3).

II. EXCLUSION OF THE PROPOSAL

The Proponent Letter asserts that the Proposal addresses an important social issue of concern to shareholders and, as such, should not be excluded from the 2011 Proxy Materials on minor technical grounds. As stated in the Initial Request Letter, the Company supports fundamental principles of human rights across all lines of its business and in each region of the world in which it operates, and fully supports the Proponent's commitment to responsible investing and view that human rights concerns should be taken into consideration when making investment decisions. However, the Company respectfully submits that the subject matter of the Proposal is not relevant in determining whether it may be excluded pursuant to Rule 14a-8(i)(3) as materially false and misleading. Instead, the analysis must focus on whether "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *See Fuqua Industries, Inc.* (March 12, 1991).

The Proponent Letter also expresses the view that "[t]he term 'holding' has a common sense definition in the financial community and need not be defined in the shareholder proposal." As support for this view, the Proponent Letter notes that the Commission "requires that mutual funds list the investments they 'hold' in their quarterly filings." While the Company does not dispute that mutual funds "hold" investments, the nature of such holdings is easily understood for mutual funds -- a mutual fund invests in securities and, as such, its "holdings" are simply the investments owned by that fund.[1] As discussed in the Initial Request Letter, however, the Company has many different investment vehicles, as well as individual accounts, through which it or its clients may invest in securities. As such, in assessing the meaning of "holding" with regard to the Company, it is more instructive to consider Rule 13f-1(a)(1) under the Exchange Act, which states: "[e]very institutional investment manager which exercises investment

---

1 For example, Form N-Q, Quarterly Schedule Of Portfolio Holdings Of Registered Management Investment Company, requires mutual funds to provide disclosure relating to "Investments in Securities of Unaffiliated Issuers," "Investments Other Than Securities," and "Investments In and Advances To Affiliates."

discretion with respect to accounts holding section 13(f) securities, as defined in paragraph (c) of this section[2], having an aggregate fair market value on the last trading day of any month of any calendar year of at least $100,000,000 shall file a report on Form 13F with the Commission . . . ." The clarity of this rule highlights the fundamental ambiguity in the language of the Proposal (as noted in the Initial Request Letter). The Commission's rule defines both the type of securities subject to the reporting requirement (*i.e.*, those securities published by the Commission pursuant to Section 13(f)(3)) and the type of "holdings" subject to the reporting requirement (*i.e.*, holdings in accounts over which the institutional investment manager exercises investment discretion). In contrast, the Proposal and Supporting Statement define neither which issuer's securities would be subject to the requested procedures (it is unclear what is meant by "companies . . . substantially contributing to genocide or crimes against humanity") nor the types of "holdings" subject to the procedures (it is unclear whether the procedures would apply to those securities "held" for the Company's own accounts, those securities "held" in custody accounts, those securities "held" in trading accounts, those securities for which the Company exercises investment discretion, some combination thereof, etc.).

In response to these concerns, the Proponent Letter states that it is "beyond the interest and comprehension of shareholders to define the detailed requirements and ramifications of these procedures and so they are appropriately left to management to resolve." However, as discussed in the Initial Request Letter, some basic understanding of these terms is fundamental to an understanding of the Proposal. The Proponent Letter underscores the range of possible meanings of these key terms, as well as the failure of the Proposal and Supporting Statement to adequately provide guidance regarding their meaning. As such, the Company continues to believe that the Proposal's request to implement procedures that would prohibit investment in the securities of companies unknown to both the Company and shareholders for accounts undefined for both the Company and shareholders renders the entire Proposal impermissibly vague and indefinite.

In response to the Company's concerns regarding the meaning of the phrase "holding investments," the Proponent Letter also expresses the view that the Proposal "unambiguously seeks to minimize types of investments in problem companies but explicitly recognizes that JPMorgan is not empowered to completely eliminate them," by, for example, specifically requesting that the Company simply "encourage JPMorgan funds [not under the direction of the Company] with separate boards to institute similar procedures." The Proponent Letter further asserts that implementation of the Proposal in a manner that "restrict[s] its application to situations that do not conflict with other significant business requirements" would not be different than what is envisioned by the Proposal or the shareholders that will vote on it. However, this assertion is inconsistent with the third point of the Supporting Statement, which states clearly that a policy against investments in genocide must "prevent purchasing of shares of companies known to substantially contribute to genocide or crimes against humanity" -- such a definitive statement in no way suggests or alludes to the restriction on the application of such a ban to only those situations that do not conflict with "other significant business requirements."

---

2 Rule 13f-1(c), in relevant part, states: "In determining what classes of securities are section 13(f) securities, an institutional investment manager may rely on the most recent list of such securities published by the Commission pursuant to section 13(f)(3) of the Act . . . ."

The Proponent Letter seeks to dismiss the concerns regarding the vagueness of the Proposal by simply shifting the burden of creating "detailed procedures" to implement the policy identified in the Proposal to management. However, it is the specific language of the Proposal that leaves both the Company and shareholders unsure of the exact actions necessary to implement the requested "policy," because neither the securities nor the types of holdings subject to the requested policy are defined by the Proposal or Supporting Statement.

III. CONCLUSION

For the reasons set forth above and the additional reasons contained in the Initial Request Letter, the Company previously maintained and continues to believe that the Proposal and Supporting Statement may be omitted in reliance on Rule 14a-8. The Company therefore renews its request that the Staff concur with the Company's view that the Proposal and Supporting Statement may be omitted from the 2011 Proxy Materials in reliance on Rule 14a-8(i)(3). If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Alice Rosenfeld
c/o William Rosenfeld
*** FISMA & OMB Memorandum M-07-16 ***

Anthony Horan, Esq.
Corporate Secretary
JPMorgan Chase & Co.

EXHIBIT A

*** FISMA & OMB Memorandum M-07-16 ***

February 2, 2011

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Via Email (shareholderproposals@sec.gov)

Re: JPMorgan Chase & Co. Shareholder Proposal of Alice Rosenfeld

Dear Ladies and Gentlemen:

I submitted the referenced shareholder proposal on November 12, 2010. On January 31, 2011, I became aware that JPMorgan had submitted a No Action request to your office on January 11, 2011. This letter provides my feedback on their document.

I respectfully request that you not grant JPMorgan No Action relief. The proposal raises a significant social policy issue and does not contain materially false and misleading statements that are excludable under Rule 14a-8(i)(3). My reasons are stated in the following sections:

Significant Social Policy Issue

The staff of the Commission has indicated that a shareholder proposal that would normally be excludable may not be excludable if it raises significant social policy issues.[1] Shareholder proposals involve significant social policies if they involve issues that engender widespread debate, media attention, and legislative and regulatory initiatives.[2] This description perfectly characterizes the current debate over investments in Sudan, in particular, and more broadly over investments connected to genocide.

Since 2005, there has been an active campaign to overcome the resistance of the investment community to respond to the genocide in Darfur. Many national organizations have been organized at least in part to address this issue. These include Fidelity Out of Sudan, Investors Against Genocide, Save Darfur Coalition, and the Sudan Divestment Task Force, among many others. Some indications of the degree of interest in this social policy issue are:

- KRC Research surveys in 2007 and 2010 found that 84% of respondents say they will withdraw their investments from American companies that do business with companies that directly or

[1] 1998 Release, supra note 4. See also 2004 CREF Letter, supra note 6.
[2] See, e.g., Staff Legal Bulletin 14A (July 12, 2002) and The Coca-Cola Company (February 7, 2000)

indirectly support genocide, 88% would like their mutual funds to be genocide-free, and 82% would advise friends, family and co-workers against buying products or services, or investing in American companies that invest in a foreign company that directly or indirectly provides revenue to a government that perpetrates genocide.[3]

- The Investors Against Genocide web site lists several hundred articles from the national press from among the many more that appeared.[4]
- As of July 11, 2010, thirty states plus the District of Columbia have decided to divest from companies helping to fund the genocide in Sudan. Many of these decisions came after extensive public debate in state legislatures. At least 61 colleges and universities, including the most prestigious in the nation, have also divested.[5]
- In December 2007, Congress unanimously passed the Sudan Accountability and Divestment Act (SADA). The act authorized but did not mandate state and local divestment from companies doing business with the government of Sudan. SADA also provided a safe harbor for fiduciaries that choose to divest from Sudan.
- On November 30, 2010, the House Financial Services Subcommittee on International Monetary Policy and Trade held a hearing on "Investments Tied to Genocide: Sudan Divestment and Beyond."[6]

Given the importance of this issue, the widespread public interest it generates, and JPMorgan's position as a large holder of one of the primary problem companies in Sudan, the Staff should not exclude this proposal on minor technical grounds.

Similar Shareholder Proposals

Dozens of essentially identical shareholder proposals have been submitted in the past. Companies targeted have included Fidelity Funds, Vanguard Funds, and Franklin Templeton Funds among others.[7] When Fidelity Funds made a No Action request to exclude the first such proposal, the SEC Staff rejected their request.[8] Other companies have since allowed the proposals to appear in their proxy materials.

The proposals have gained unusual levels of shareholder interest and support. Literally millions of shareholders have voted in favor of the proposal at the various companies. As many as 31% of shares were voted in favor of the proposal when it was submitted to the Fidelity Blue Chip Value fund on May 14, 2008. Not one shareholder, target company, or press report has expressed confusion about the words that JPMorgan claims are vague.

[3] See the full KRC report at http://www.investorsagainstgenocide.net/IAGRequestWhitepaper.htm.
[4] See http://investorsagainstgenocide.org/press.
[5] See http://investorsagainstgenocide.org/page1004 for details.
[6] See http://financialservices.house.gov/Hearings/hearingDetails.aspx?NewsID=1380 for details.
[7] See http://www.investorsagainstgenocide.net/shareholderhelp for a complete list.
[8] See Fidelity January 22, 2008.

"Holding Investments" Not Vague

JPMorgan claims that the term "holding investments" is so vague that the entire proposal must be excluded. The concern they expressed is that the term does not rigorously distinguish between investments made as a beneficial owner, as a custodian, for trading, for hedging, or other reasons.

The term "holding" has a common sense definition in the financial community and need not be defined in the shareholder proposal. For example, the SEC requires that mutual funds list the investments they "hold" in their quarterly filings. The proposal unambiguously seeks to minimize types of investments in problem companies but explicitly recognizes that JPMorgan is not empowered to completely eliminate them. For example, it specifically requests that "JPMorgan should encourage JPMorgan funds with separate boards to institute similar procedures" recognizing that these funds are not under JPMorgan's direction.

The proposal requests that management institute the policy identified in the proposal and then create detailed procedures to implement it. It is at the level of procedure that the complexity of concern to JPMorgan becomes relevant. It is beyond the interest and comprehension of shareholders to define the detailed requirements and ramifications of these procedures and so they are appropriately left to management to resolve. It is clearly beyond the capability of a proposal limited to 500 words to deal with this level of detail and precision. Indeed, were it to attempt to do, JPMorgan would rightly claim that shareholders were interfering with ordinary business operations, as defined in Rule 14a-8(i)(7).

JPMorgan complains about "contrasting statements" in the whereas clauses. Each of those statements is there only to clarify the importance of the problem, feasibility of addressing it, and the relevance for JPMorgan shareholders. For example, the discussion of JPMorgan's PetroChina shares is included to demonstrate the magnitude of JPMorgan's connection to a major problem company; South Africa is mentioned to demonstrate the potential effectiveness of widespread divestment.

If JPMorgan adopts the policy requested by the proposal and implements procedures that restrict its application to situations that do not conflict with other significant business requirements, this would not be different than what is envisioned by the proposal or the shareholders that will vote on it. The vagueness that concerns JPMorgan is therefore not a reason to exclude the proposal.

"Substantially Contribute To Genocide" Not Vague

JPMorgan claims that the phrase "substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights" is inherently vague and indefinite.

The proposal explicitly relies on the judgment of management to make the determination of what companies are "substantially contributing"; it recognizes that individual judgments may vary, but trusts that a good faith effort on the part of JPMorgan management will at least address the most extreme cases such as PetroChina. That's not impermissibly vague, but rather keeping judgment for decision-making in the hands of management where it belongs and as required by fiduciary responsibility. The proposal specifically uses the qualifier "substantially contributing" to eliminate the misunderstanding that JPMorgan suggests of it applying to any and every company operating in Sudan and to allow management necessary flexibility in applying the policy. Note that JPMorgan does not claim that it would be difficult to implement this restriction and many colleges, states, and companies are already doing so. Again, were the proposal to be more explicit in its direction, JPMorgan would rightly claim that it infringed on management's fiduciary responsibility as defined under state law.

JPMorgan observes that "crimes against humanity" is not defined in the proposal. This phrase was chosen, rather than other terms, such as mass atrocity, specifically because it is well-defined by international law and therefore does not need further definition. That "Crimes of Humanity" has been codified in the Rome Statute is not an example of "vague and indefinite" but rather that it is well-defined. The other two citations provided by JPMorgan discuss the history of how the term evolved, culminating in the Rome statute. Should the law continue to evolve, shareholders will be happy for JPMorgan to continue to look to the most current definition in law, rather than older formulations. Further, discussion of the historical evolution of the term is one that requires a law degree (or JPMorgan professional staff experience) to interpret, is far beyond the capability of an average shareholder to appreciate or understand, and not relevant since the term has been codified in international law.

JPMorgan references the experience of TIAA-CREF as an example of a company demonstrating the feasibility of implementing the proposed policy. The specific procedures that JPMorgan describes are not the policy, but simply an example of TIAA-CREF implementing its policy. This general policy is to "consider divesting or underweighting a company's stock from actively managed accounts in cases where they conclude that the financial or reputational risks from a company's policies or activities are so great that continued ownership of its stock is no longer prudent."[9]

JPMorgan claims the SEC Staff concurred with Berkshire Hathaway's view that restricting from "investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order of the President of the United States could be omitted". As reported at the time, Berkshire Hathaway's concern was the large scope and burden of evaluating "all of the 8,936 current and any future presidential executive orders."[10] In contrast this proposal states a specific and restricted criterion of "substantially contributing to genocide and crimes against humanity".

The examples that JPMorgan cites from Citigroup, People's Energy, and NSTAR are indeed vague. In contrast, "substantially contributes to genocide and crimes against humanity" is not vague and should not be used as a basis for excluding the proposal.

[9] See http://www.tiaa-cref.org/ucm/groups/content/@ap_ucm_p_tcp/documents/document/tiaa01007871.pdf.
[10] See http://www.abcmoney.co.uk/news/08200736279.htm

Clarifications Possible

As described above, the Staff should reject JPMorgan's request to exclude this proposal. Doing so on the basis of technical concerns about a few words would deprive shareholders of an opportunity to express themselves on an significant social policy issue. The words JPMorgan claims are vague are not.

However, should the Staff agree with JPMorgan, I am willing to clarify the language to address their concerns and the Staff should provide an opportunity to do so as called for in its rules.[12] For example, the concern about "holding" can be easily addressed by including the phrase "where management has discretion" at the beginning of the proposal. JPMorgan did not offer suggested clarifications before seeking to exclude the proposal but I am open to their ideas.

Confidential Information

JPMorgan has unnecessarily included my confidential brokerage account, investment holdings, and address information in their submission. Should the Staff choose to post or otherwise circulate this request please ensure that this confidential information is redacted.

Summary

The shareholder proposal addresses an important social issue of concern to shareholders. Shareholders deserve to be heard on the policy it recommends. Numerous other companies have successfully considered it, the facts in the proposal are not in question, it is not vague, and it will not confuse shareholders. If JPMorgan disagrees with the proposed policy they should support their position freely and openly. The Staff should not allow them to suppress this important dialog. Please reject their No Action request.

Please confirm receipt of this document.

Thank you in advance for your consideration.

Sincerely,

Alice D Rosenfeld

Alice D. Rosenfeld

[12] "If the proposal contains specific statements that may be materially false or misleading or irrelevant to the subject matter of the proposal, we may permit the shareholder to revise or delete these statements. Also, if the proposal or supporting statement contains vague terms, we may, in rare circumstances, permit the shareholder to clarify these terms." See http://www.sec.gov/interps/legal/cfslb14.htm.

*** FISMA & OMB Memorandum M-07-16 ***

February 2, 2011

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Via Email (shareholderproposals@sec.gov)

Re: JPMorgan Chase & Co. Shareholder Proposal of Alice Rosenfeld

Dear Ladies and Gentlemen:

I submitted the referenced shareholder proposal on November 12, 2010. On January 31, 2011, I became aware that JPMorgan had submitted a No Action request to your office on January 11, 2011. This letter provides my feedback on their document.

I respectfully request that you not grant JPMorgan No Action relief. The proposal raises a significant social policy issue and does not contain materially false and misleading statements that are excludable under Rule 14a-8(i)(3). My reasons are stated in the following sections:

Significant Social Policy Issue

The staff of the Commission has indicated that a shareholder proposal that would normally be excludable may not be excludable if it raises significant social policy issues.[1] Shareholder proposals involve significant social policies if they involve issues that engender widespread debate, media attention, and legislative and regulatory initiatives.[2] This description perfectly characterizes the current debate over investments in Sudan, in particular, and more broadly over investments connected to genocide.

Since 2005, there has been an active campaign to overcome the resistance of the investment community to respond to the genocide in Darfur. Many national organizations have been organized at least in part to address this issue. These include Fidelity Out of Sudan, Investors Against Genocide, Save Darfur Coalition, and the Sudan Divestment Task Force, among many others. Some indications of the degree of interest in this social policy issue are:

- KRC Research surveys in 2007 and 2010 found that 84% of respondents say they will withdraw their investments from American companies that do business with companies that directly or

[1] 1998 Release, supra note 4. See also 2004 CREF Letter, supra note 6.
[2] See, e.g., Staff Legal Bulletin 14A (July 12, 2002) and The Coca-Cola Company (February 7, 2000)

indirectly support genocide, 88% would like their mutual funds to be genocide-free, and 82% would advise friends, family and co-workers against buying products or services, or investing in American companies that invest in a foreign company that directly or indirectly provides revenue to a government that perpetrates genocide.[3]

- The Investors Against Genocide web site lists several hundred articles from the national press from among the many more that appeared.[4]
- As of July 11, 2010, thirty states plus the District of Columbia have decided to divest from companies helping to fund the genocide in Sudan. Many of these decisions came after extensive public debate in state legislatures. At least 61 colleges and universities, including the most prestigious in the nation, have also divested.[5]
- In December 2007, Congress unanimously passed the Sudan Accountability and Divestment Act (SADA). The act authorized but did not mandate state and local divestment from companies doing business with the government of Sudan. SADA also provided a safe harbor for fiduciaries that choose to divest from Sudan.
- On November 30, 2010, the House Financial Services Subcommittee on International Monetary Policy and Trade held a hearing on "Investments Tied to Genocide: Sudan Divestment and Beyond."[6]

Given the importance of this issue, the widespread public interest it generates, and JPMorgan's position as a large holder of one of the primary problem companies in Sudan, the Staff should not exclude this proposal on minor technical grounds.

Similar Shareholder Proposals

Dozens of essentially identical shareholder proposals have been submitted in the past. Companies targeted have included Fidelity Funds, Vanguard Funds, and Franklin Templeton Funds among others.[7] When Fidelity Funds made a No Action request to exclude the first such proposal, the SEC Staff rejected their request.[8] Other companies have since allowed the proposals to appear in their proxy materials.

The proposals have gained unusual levels of shareholder interest and support. Literally millions of shareholders have voted in favor of the proposal at the various companies. As many as 31% of shares were voted in favor of the proposal when it was submitted to the Fidelity Blue Chip Value fund on May 14, 2008. Not one shareholder, target company, or press report has expressed confusion about the words that JPMorgan claims are vague.

[3] See the full KRC report at http://www.investorsagainstgenocide.net/IAGRequestWhitepaper.htm.
[4] See http://investorsagainstgenocide.org/press.
[5] See http://investorsagainstgenocide.org/page1004 for details.
[6] See http://financialservices.house.gov/Hearings/hearingDetails.aspx?NewsID=1380 for details.
[7] See http://www.investorsagainstgenocide.net/shareholderhelp for a complete list.
[8] See Fidelity January 22, 2008.

"Holding Investments" Not Vague

JPMorgan claims that the term "holding investments" is so vague that the entire proposal must be excluded. The concern they expressed is that the term does not rigorously distinguish between investments made as a beneficial owner, as a custodian, for trading, for hedging, or other reasons.

The term "holding" has a common sense definition in the financial community and need not be defined in the shareholder proposal. For example, the SEC requires that mutual funds list the investments they "hold" in their quarterly filings. The proposal unambiguously seeks to minimize types of investments in problem companies but explicitly recognizes that JPMorgan is not empowered to completely eliminate them. For example, it specifically requests that "JPMorgan should encourage JPMorgan funds with separate boards to institute similar procedures" recognizing that these funds are not under JPMorgan's direction.

The proposal requests that management institute the policy identified in the proposal and then create detailed procedures to implement it. It is at the level of procedure that the complexity of concern to JPMorgan becomes relevant. It is beyond the interest and comprehension of shareholders to define the detailed requirements and ramifications of these procedures and so they are appropriately left to management to resolve. It is clearly beyond the capability of a proposal limited to 500 words to deal with this level of detail and precision. Indeed, were it to attempt to do, JPMorgan would rightly claim that shareholders were interfering with ordinary business operations, as defined in Rule 14a-8(i)(7).

JPMorgan complains about "contrasting statements" in the whereas clauses. Each of those statements is there only to clarify the importance of the problem, feasibility of addressing it, and the relevance for JPMorgan shareholders. For example, the discussion of JPMorgan's PetroChina shares is included to demonstrate the magnitude of JPMorgan's connection to a major problem company; South Africa is mentioned to demonstrate the potential effectiveness of widespread divestment.

If JPMorgan adopts the policy requested by the proposal and implements procedures that restrict its application to situations that do not conflict with other significant business requirements, this would not be different than what is envisioned by the proposal or the shareholders that will vote on it. The vagueness that concerns JPMorgan is therefore not a reason to exclude the proposal.

"Substantially Contribute To Genocide" Not Vague

JPMorgan claims that the phrase "substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights" is inherently vague and indefinite.

The proposal explicitly relies on the judgment of management to make the determination of what companies are "substantially contributing"; it recognizes that individual judgments may vary, but trusts that a good faith effort on the part of JPMorgan management will at least address the most extreme cases such as PetroChina. That's not impermissibly vague, but rather keeping judgment for decision-making in the hands of management where it belongs and as required by fiduciary responsibility. The proposal specifically uses the qualifier "substantially contributing" to eliminate the misunderstanding that JPMorgan suggests of it applying to any and every company operating in Sudan and to allow management necessary flexibility in applying the policy. Note that JPMorgan does not claim that it would be difficult to implement this restriction and many colleges, states, and companies are already doing so. Again, were the proposal to be more explicit in its direction, JPMorgan would rightly claim that it infringed on management's fiduciary responsibility as defined under state law.

JPMorgan observes that "crimes against humanity" is not defined in the proposal. This phrase was chosen, rather than other terms, such as mass atrocity, specifically because it is well-defined by international law and therefore does not need further definition. That "Crimes of Humanity" has been codified in the Rome Statute is not an example of "vague and indefinite" but rather that it is well-defined. The other two citations provided by JPMorgan discuss the history of how the term evolved, culminating in the Rome statute. Should the law continue to evolve, shareholders will be happy for JPMorgan to continue to look to the most current definition in law, rather than older formulations. Further, discussion of the historical evolution of the term is one that requires a law degree (or JPMorgan professional staff experience) to interpret, is far beyond the capability of an average shareholder to appreciate or understand, and not relevant since the term has been codified in international law.

JPMorgan references the experience of TIAA-CREF as an example of a company demonstrating the feasibility of implementing the proposed policy. The specific procedures that JPMorgan describes are not the policy, but simply an example of TIAA-CREF implementing its policy. This general policy is to "consider divesting or underweighting a company's stock from actively managed accounts in cases where they conclude that the financial or reputational risks from a company's policies or activities are so great that continued ownership of its stock is no longer prudent."[9]

JPMorgan claims the SEC Staff concurred with Berkshire Hathaway's view that restricting from "investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order of the President of the United States could be omitted". As reported at the time, Berkshire Hathaway's concern was the large scope and burden of evaluating "all of the 8,936 current and any future presidential executive orders."[10] In contrast this proposal states a specific and restricted criterion of "substantially contributing to genocide and crimes against humanity".

The examples that JPMorgan cites from Citigroup, People's Energy, and NSTAR are indeed vague. In contrast, "substantially contributes to genocide and crimes against humanity" is not vague and should not be used as a basis for excluding the proposal.

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[9] See http://www.tiaa-cref.org/ucm/groups/content/@ap_ucm_p_tcp/documents/document/tiaa01007871.pdf.
[10] See http://www.abcmoney.co.uk/news/08200736279.htm

Clarifications Possible

As described above, the Staff should reject JPMorgan's request to exclude this proposal. Doing so on the basis of technical concerns about a few words would deprive shareholders of an opportunity to express themselves on an significant social policy issue. The words JPMorgan claims are vague are not.

However, should the Staff agree with JPMorgan, I am willing to clarify the language to address their concerns and the Staff should provide an opportunity to do so as called for in its rules.[12] For example, the concern about "holding" can be easily addressed by including the phrase "where management has discretion" at the beginning of the proposal. JPMorgan did not offer suggested clarifications before seeking to exclude the proposal but I am open to their ideas.

Confidential Information

JPMorgan has unnecessarily included my confidential brokerage account, investment holdings, and address information in their submission. Should the Staff choose to post or otherwise circulate this request please ensure that this confidential information is redacted.

Summary

The shareholder proposal addresses an important social issue of concern to shareholders. Shareholders deserve to be heard on the policy it recommends. Numerous other companies have successfully considered it, the facts in the proposal are not in question, it is not vague, and it will not confuse shareholders. If JPMorgan disagrees with the proposed policy they should support their position freely and openly. The Staff should not allow them to suppress this important dialog. Please reject their No Action request.

Please confirm receipt of this document.

Thank you in advance for your consideration.

Sincerely,

Alice D. Rosenfeld

Alice D. Rosenfeld

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[12] "If the proposal contains specific statements that may be materially false or misleading or irrelevant to the subject matter of the proposal, we may permit the shareholder to revise or delete these statements. Also, if the proposal or supporting statement contains vague terms, we may, in rare circumstances, permit the shareholder to clarify these terms." See http://www.sec.gov/interps/legal/cfslb14.htm.

O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
LONDON
LOS ANGELES
NEWPORT BEACH

1625 Eye Street, NW
Washington, D.C. 20006-4001

TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
www.omm.com

NEW YORK
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
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TOKYO

1934 Act/Rule 14a-8

January 11, 2011

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Alice Rosenfeld
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by Alice Rosenfeld (the ***"Proponent"***) from the Company's proxy materials for its 2011 Annual Meeting of Shareholders (the "***2011 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

A copy of the Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

I. BACKGROUND

The Company fully supports the Proponent's commitment to responsible investing and the view that human rights concerns should be taken into consideration when making investment decisions. In this regard, the Company supports fundamental principles of human rights across all lines of its business and in each region of the world in which it operates and has adopted a Human Rights Statement to memorialize this commitment.[1] The Company's respect for the protection and preservation of human rights is guided by the principles set forth in the United Nations Universal Declaration of Human Rights, and its relationships with employees, clients, suppliers, and the countries and communities in which the Company operates are intended to reflect the principles, policies, codes and accords set forth in the Human Rights Statement.

As noted in both the Company's Human Rights Report and its 2009 Corporate Responsibility Report[2], the Company is a signatory to the United Nations Environment Program Finance Initiative, has adopted the Wolfsberg Principles and is one of the founders of The Carbon Principles for understanding carbon risk. The Company's asset management business has adopted the United Nations Principles for Responsible Investing[3] and the Extractive Industries Transparency Initiative. The Company also has adopted an Environmental and Social Risk Management Policy which includes implementation of the Equator Principles for certain transactions and which, through the International Finance Corporation's environmental and social Performance Standards, addresses issues such as labor and working conditions, community health and safety, land acquisitions and resettlement, and the treatment of indigenous peoples.

The Company believes it is the role of the government in each country to protect the human rights, including the safety and security, of its citizens and believes that the Company can play a constructive role in helping to promote respect for human rights by its own actions and by seeking to engage with the governments of the countries in which the Company operates. In this regard, the Company complies with applicable international and local legal requirements in the countries in which it operates. Where local law conflicts with the principles contained in the Human Rights Statement, the Company complies with local requirements while, at the same time, seeking ways to uphold the principles set forth in the Human Rights Statement.

Through its client relationships, the Company seeks to incorporate respect for human rights and demonstrate a commitment to fundamental principles of human rights through the Company's own behavior. The Company's support for the protection and preservation of human rights reflects the Company's core values. The Company recognizes that support for the protection and preservation of human rights must be a continuing effort, with ongoing work to reassess the Company's practices and approach in light of changing global circumstances and an evolving global policy environment.

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1 The Human Rights Statement is available at: http://www.jpmorganchase.com/corporate/Corporate-Responsibility/human-rights.htm.

2 The 2009 Corporate Responsibility Report is available at: http://www.jpmorganchase.com/corporate/Corporate-Responsibility/document/cr_full_report_10-0604.pdf.

3 The United Nations Principles for Responsible Investing are available at: http://www.unpri.org/principles/.

II. SUMMARY OF THE PROPOSAL

On November 22, 2010, the Company received a letter from the Proponent containing the Proposal for inclusion in the Company's 2011 Proxy Materials. The Proposal reads as follows:

> "RESOLVED:
>
> Shareholders request that the Board institute transparent procedures to prevent holding investments in companies that, in management's judgment, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights. Management should encourage JPMorgan funds with separate boards to institute similar procedures."

III. EXCLUSION OF THE PROPOSAL

A. Basis for Exclusion of the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proposal from its 2011 Proxy Materials in reliance on Rule 14a-8(i)(3), as the Proposal is materially false and misleading.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(3), as It Is Materially False and Misleading

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. Pursuant to Staff Legal Bulletin 14B (September 15, 2004), reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See also Philadelphia Electric Company* (July 30, 1992).

In applying the "inherently vague or indefinite" standard under Rule 14a-8(i)(3), the Staff has long held the view that a proposal does not have to specify the exact manner in which it should be implemented, but that discretion as to implementation and interpretation of the terms of a proposal may be left to the board. However, the Staff also has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *See Fuqua Industries, Inc.* (March 12, 1991).

The Staff has consistently allowed for the exclusion of proposals employing a key term that was vague or indefinite. For example, in *Citigroup Inc.* (February 22, 2010), the Staff concurred that the company could omit a proposal seeking to amend the company's bylaws to establish a board committee on "US Economic Security" under Rule 14a-8(i)(3) as vague and indefinite. Citigroup asserted that the proposal was not only vague regarding whether it required or recommended action, but also the term "US Economic Security" could be defined by any number of macroeconomic factors or economic valuations, making the proposal's objective unclear. *See also NSTAR* (January 5, 2007) (concurring in the omission of a proposal requesting standards of "record keeping of financial records" as inherently vague and indefinite because the proponent failed to define the terms "record keeping" or "financial records"); *People's Energy Corporation* (November 23, 2004) (concurring in the omission of a proposal requesting that the company not provide indemnification to directors or officers for acts or omissions involving gross negligence or reckless neglect as inherently vague and indefinite because the term "reckless neglect" was undefined); *Wendy's International, Inc.* (February 24, 2006) (concurring in the omission of a proposal requesting reports on "the progress made toward accelerating development of [controlled-atmosphere killing]" as inherently vague and indefinite because the term "accelerating development" was undefined such that the actions required to implement the proposal were unclear).

The current Proposal contains two key terms or phrases that must be understood in order to comprehend with reasonable certainty what the Proposal requires. Specifically, the Proposal requests the implementation of procedures to:

- prevent "holding investments" in companies that
- "substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights."

The Supporting Statement expresses concern that individuals, through their Company shares and funds, may "inadvertently invest in companies helping to fund genocide" due to investment decisions made by the Company. The Supporting Statement also states that "this problem" is particularly important to the Company's shareholders because the Company is a holder of stock in PetroChina and other "problem companies" with a business association with Sudan. Finally, the Supporting Statement indicates that TIAA-CREF has "a policy against investments in genocide" and expresses the view that investor pressure can influence foreign governments, as in South Africa and South Sudan. However, the key terms of the Proposal noted above are not defined in the Supporting Statement, nor is any guidance on the intent of the Proposal provided. Accordingly, solely based on the language of the Proposal and the Supporting Statement, the actions that the Company would take in implementing the Proposal, if adopted, may be different from that contemplated by the Company's shareholders.

1. The term "holding investments" is so inherently vague and indefinite as to make the entire Proposal materially misleading

The Proposal states that the requested procedures should prevent "holding investments" in companies that substantially contribute to genocide or crimes against humanity. However, nothing in the Proposal or Supporting Statement clarifies what it means to "hold investments" in a company. As noted above, the Supporting Statement expresses concern that "individuals, *through their Company shares and funds*, may inadvertently invest in companies helping to fund genocide because of investment decisions made by [the Company]" (emphasis added). This language suggests that the procedures requested are intended to limit the investment decisions of the Company, but not the investment decisions of clients that have an investment account with the Company. In this regard, the Supporting Statement opines that a "policy against investments in genocide" is particularly important to the Company's shareholders because the Company: (i) has been a large holder of PetroChina stock for years, (ii) continues to buy shares of "problem companies" even after becoming aware of the investment's connection to the Darfur genocide, (iii) has taken no action to avoid "problem investments," and (iv) limits the effectiveness of U.S. sanctions by investing in foreign companies that do business prohibited to U.S. companies. Each of the enumerated rationales for the need of the requested "policy against investments in genocide" all appear to relate to actions taken by the Company as a beneficial owner. As such, this language supports the view that the Proposal is intended to limit the Company's ability to hold shares of "problem companies" for its own account (such that investment in the Company's shares or its funds might be considered an indirect investment in such "problem companies"), but it is not intended to limit the Company's ability to purchase or hold securities on behalf of clients with investment accounts consistent with investment instructions provided by such clients.

The Supporting Statement, however, also references the Company holding 1,070,760,070 class H shares of PetroChina. While the Company notes that this assertion appears to be based on long, short and lending pool positions of the Company reported by PetroChina Company Limited[4] at a single point in time, most of the PetroChina shares held by the Company are held in its capacity as custodian or approved lending agent for clients. Other PetroChina shares are held in trading accounts for hedging and other purposes, or as a fiduciary for the Company's clients rather than in its capacity as beneficial owner. In fact, as part of its trading operations the Company may hold equity positions in a company, regardless of whether it has any other relationship with such company, simply to offset client-initiated transactions. Based on the language noted above, the procedures requested by the Proposal would impact only those shares held as "investments" by the Company -- not shares held by the Company in custody accounts, for example. However, the Supporting Statement also states that "a policy against investments in genocide" must "prevent purchasing shares" of companies known to substantially contribute to genocide or crimes against humanity. This language contradicts the language quoted above and indicates that the requested procedures would impose a total ban on the "purchase" of securities of "problem companies" for any purpose -- either for the Company's own account, or in trading accounts or in custody or other client accounts. These contrasting statements regarding the scope of the ban requested by the procedures render the entire Proposal materially misleading as vague and indefinite such that any action ultimately taken by the Company upon implementation of the Proposal, if adopted, could be significantly different from the actions envisioned by the shareholders voting on the Proposal.

2. ***The phrase "substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights" is so inherently vague and indefinite as to make the entire Proposal materially misleading***

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4 *See* PetroChina Company Limited "2010 Interim Report" available at: http://www.petrochina.com.cn/Resource/pdf/xwygg/2010bannian%20EN.pdf.

The Proposal requests procedures to prevent "holding investments" in companies that "substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights." Although the Proposal attempts to leave to management the discretion in determining how a company is "substantially contributing" to either genocide or "crimes against humanity," there is not sufficient guidance provided in the Proposal or Supporting Statement to ensure that any actions taken by management in implementing the Proposal, if adopted, would not be significantly different from the actions envisioned by the shareholders voting on the Proposal. In an attempt to clarify circumstances in which the Company might reasonably determine that a company is "substantially contributing" to genocide or "crimes against humanity," the Supporting Statement references prior instances of investor pressure to influence a foreign government, such as South Africa, and the 2009 actions of TIAA-CREF as purportedly demonstrating the viability of "a policy against investments in genocide."

In March 2009, TIAA-CREF announced its intention to escalate its campaign to pressure portfolio companies that maintain business relations with the Sudanese government to cease those relations or attempt to end genocide and ease suffering in Darfur.[5] Specifically, TIAA-CREF identified five companies -- PetroChina, CNPC Hong Kong, Oil and Natural Gas Corporation, Sinopec, and PETRONAS -- with which it intended to seek a dialogue regarding their Sudan-related operations and noted that it would divest its holdings in these companies if sufficient progress had not been made within a set period of time. In contrast to this clearly focused policy regarding investments in five specific companies with business ties to a specific government in a specific geographic location, the Proposal seeks a broader policy against "holding investments" in any company that "substantially contributes" to genocide or "crimes against humanity." However, it is not clear if this is intended to mean that all policies or procedures adopted by the Company should consider any company with business ties to the Government of Sudan to be *per se* a company that "substantially contribute[s]" to genocide or "crimes against humanity." The Supporting Statement seems to suggest this view, noting "PetroChina, through its closely related parent, China National Petroleum Company, is internationally recognized as the worst offender helping fund the Government of Sudan's genocide in Darfur." Similarly, references to investor pressure influencing foreign governments, such as the former South African government during apartheid, suggest that the requested policy should apply broadly to deem any company doing business in a country or region where genocide or other "crimes against humanity" are occurring to be *per se* a company that is "substantially contributing" to such atrocities. These references to South Africa, Darfur and the policy implemented by TIAA-CREF could lead shareholders to view the Proposal as imposing a ban on investments in companies that operate in Sudan; however, management in implementing the Proposal, if adopted, may reach a fundamentally different conclusion.

Finally, neither the Proposal nor the Supporting Statement defines "crimes against humanity." The Company acknowledges that such phrase is commonly used in international discourse; however, the exact crimes for which the Company is being asked to monitor are undefined. Article 7 of the Rome Statute of the International Criminal Court enumerates 11 specific acts that are "crimes against humanity" "when committed as part of a widespread or

---

5 *See* http://www.tiaa-cref.org/public/about/press/pressrelease269.html.

systematic attack directed against any civilian population, with knowledge of the attack."[6] However, the meaning of this term has evolved over time[7] and international law contains several different definitions of "crimes against humanity," all of which generally involve acts of physical violence or persecution committed against vulnerable groups of civilians.[8] In *Berkshire Hathaway Inc.* (March 2, 2007), the Staff concurred with the company's view that a proposal seeking to restrict the company from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order of the President of the United States could be omitted pursuant to Rule 14a-8(i)(3). In that request, the company expressed the view that it was not clear from the text of the proposal and supporting statement what conduct was "prohibited for U.S. corporations by Executive [O]rder of the President" and, therefore, shareholders would be asked to vote on a proposal whose potential scope was not fully known. The same is true of the Proposal and Supporting Statement. Without the meaning and scope of "crimes against humanity" being provided to shareholders and the Company, there is no way for a reasonable shareholder to understand the scope of the action they would be asking the Company to take.

In *NSTAR* and *People's Energy* (both described above), the Staff concurred with the view that undefined, although seemingly simple, phrases like "record keeping of financial records" and "reckless neglect" rendered the proposals in those letters so vague and indefinite that neither the shareholders in voting on the proposals, nor the companies in implementing the proposals (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposals required. Similarly here, the contrasting statements in the Supporting Statement regarding the scope of the policy requested by the Proposal render the entire Proposal vague and indefinite such that any action ultimately taken by the Company upon implementation of the Proposal, if adopted, could be significantly different from the actions envisioned by the shareholders voting on the Proposal.

3. Conclusion

As the terms and phrases fundamental to an understanding of the Proposal are inherently vague and indefinite, shareholders voting on the Proposal and the Company in implementing the Proposal (if adopted) would have no reasonable certainty with regard to the actions sought by the Proposal. Further, actions taken by the Company in implementing the Proposal (if adopted) could be significantly different from those expected by shareholders when voting on the Proposal. As such, the Proposal is materially false and misleading and may be excluded in reliance on Rule 14a-8(i)(3).

---

6 Full text available at: http://www.preventgenocide.org/law/icc/statute/part-a.htm.

7 *See* "Crimes Against Humanity" by M. Cherif Bassiouni (available at http://www.crimesofwar.org/thebook/crimes-against-humanity.html).

8 *See* http://www.enotes.com/genocide-encyclopedia/crimes-against-humanity.

IV. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2011 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2011 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Ms. Alice Rosenfeld

Anthony Horan, Esq.
Corporate Secretary
JPMorgan Chase & Co.

EXHIBIT A

RECEIVED BY THE

NOV 16 2010

OFFICE OF THE SECRETARY

*** FISMA & OMB Memorandum M-07-16 ***

November 12, 2010

Office of the Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

Dear Secretary:

I am writing to submit the attached shareholder proposal for inclusion in the company's next proxy statement and for presentation at the next shareholder meeting. I hold 732 shares of JPMorgan Chase & Co. (via my Schwab Account *** FISMA & OMB Memorandum M-07-16 ***). I have been a JPMorgan Chase & Co. (JPM) shareholder continuously for over one year. I am attaching a copy of a statement from Schwab confirming my ownership of shares with a market value in excess of $2,000 over a year ago. I have continuously held at least $2,000 of the fund since that date and it is my intention to continue to do so.

Please confirm receipt of this letter. If for any reason you choose to exclude this proposal from your proxy please notify me at the above address.

Thank you for your consideration.

Sincerely,

Alice D Rosenfeld

Alice D. Rosenfeld

enc.
cm: RRR

Disabled Veterans
National Foundation
www.dvnf.org

This is a duplicate letter. Original letter omitted shareholder proposal. Thank you
Alice D Rosenfeld

RECEIVED BY THE

NOV 22 2010

OFFICE OF THE SECRETARY

*** FISMA & OMB Memorandum M-07-16 ***

November 12, 2010

JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

Dear Secretary:

I am writing to submit the attached shareholder proposal for inclusion in the company's next proxy statement and for presentation at the next shareholder meeting. I hold 732 shares of JPMorgan Chase & Co. (via my Schwab Account *** FISMA & OMB Memorandum M-07-16 *** I have been a JPMorgan Chase & Co. (JPM) shareholder continuously for over one year. I am attaching a copy of a statement from Schwab confirming my ownership of shares with a market value in excess of $2,000 over a year ago. I have continuously held at least $2,000 of the fund since that date and it is my intention to continue to do so.

Please confirm receipt of this letter. If for any reason you choose to exclude this proposal from your proxy please notify me at the above address.

Thank you for your consideration.

Sincerely,

Alice D Rosenfeld

Alice D. Rosenfeld

enc.
cm: RRR

Page 12 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

Genocide-free Investing
Shareholder Proposal for JPMorgan Chase & Co

WHEREAS:

JPMorgan Chase & Co ("JPMorgan") has released no genocide-free investing policy. As a result, individuals, through their JPMorgan shares and funds, may inadvertently invest in companies helping to fund genocide because of investment decisions made by JPMorgan.

We believe that:

1) Investors do not want their pensions and family savings connected to genocide.
   a) Reasonable people may disagree about what constitutes socially responsible investing, but few people want their savings connected to genocide.
   b) In the face of the most extreme human rights crises investment companies share responsibility, along with government, to act.
   c) In KRC Research's 2010 study, 88% of respondents said they would like their mutual funds to be genocide-free.
   d) Millions of people have voted for shareholder proposals similar to this one, submitted by supporters of Investors Against Genocide, despite active management opposition.

2) This problem is particularly important to shareholders because JPMorgan:
   a) Has been a large holder of PetroChina for years. A recent filing shows holdings of 1,070,760,070 H-shares, worth $1.3 billion. PetroChina, through its closely related parent, China National Petroleum Company, is internationally recognized as the worst offender helping fund the Government of Sudan's genocide in Darfur.
   b) Continued to buy shares of problem companies even after becoming aware of the investment's connection to the Darfur genocide.
   c) Claims that it "supports fundamental principles of human rights across all our lines of business" but has taken no action to avoid these problem investments.
   d) Limits the effectiveness of U.S. sanctions by investing in foreign companies which do business prohibited to US companies.

3) A policy against investments in genocide must:
   a) Be clear and transparent.
   b) Apply today and to any future genocide.
   c) Prevent purchasing shares of companies known to substantially contribute to genocide or crimes against humanity.
   d) If the fund already holds problem companies and can influence their behavior, time-limited engagement may be appropriate. If not, problem investments should be sold.

4) There are no sound financial, fiduciary, or legal reasons that prevent JPMorgan from having a policy against investments in genocide, as TIAA-CREF demonstrated in 2009.
   a) Ample competitive investment choices exist, even for index funds.
   b) Avoiding a small number of problem companies need not have a significant effect on performance, as shown in Gary Brinson's classic asset allocation study.
   c) Even the most conservative legal concerns can be addressed by a small change to the prospectus.
   d) Management can easily obtain independent assessments of problem companies and their connection to genocide.

5) Investor pressure can help influence foreign governments, as in South Africa. Similar divestment pressure on Talisman Energy helped end the conflict in South Sudan.

RESOLVED:

Shareholders request that the Board institute transparent procedures to prevent holding investments in companies that, in management's judgment, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights. Management should encourage JPMorgan funds with separate boards to institute similar procedures.

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

November 23, 2010

VIA OVERNIGHT DELIVERY
Ms. Alice Rosenfeld

*** FISMA & OMB Memorandum M-07-16 ***

Dear Ms. Rosenfeld:

I am writing on behalf of JPMorgan Chase & Co. (JPMC), which received on November 22, 2010, the shareholder proposal titled "Genocide-free Investing" for consideration at JPMC's 2011 Annual Meeting of Shareholders (Proposal).

The Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission (SEC) regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that he has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. JPMC's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof from you that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to JPMC.

To remedy this defect, you must submit sufficient proof of ownership of JPMC shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of JPMC shares for at least one year; or

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of JPMC shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number of shares for the one-year period.

The rules of the SEC require that a response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at 212-270-4240. For your reference, please find enclosed a copy of SEC Rule 14a-8.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,

Enclosure: Rule 14a-8 of the Securities Exchange Act of 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

charles SCHWAB

Date: 12/1/10	**Pages (including cover sheet):** 2
To: IRMA CARACCOLO	**Fax:** (212) 270-4240
From: BRIAN EDWARDS	
Comments: PER REQUEST	

Charles Schwab & Co. Inc.,
SOS Branch Dedicated - Denver

Fax: 720-785-6095
Phone: 877-589-0790

ACCOUNT APPLICATIONS

If we have faxed you an application for a new account, we cannot accept an application on fax paper. Please be sure that your application is sent to us on plain paper in order to process your application as quickly as possible. You can return the application by mail to Charles Schwab & Co., Inc. at the address below:

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RECEIVED BY THE

DEC 01 2010

OFFICE OF THE SECRETARY

charles SCHWAB

December 1, 2010

Account #: *** FISMA & OMB Memorandum M-07-16 ***
Questions: (866)564-1335

William Rosenfeld, Alice Rosenfeld
*** FISMA & OMB Memorandum M-07-16 ***

Dear William Rosenfeld and Alice Rosenfeld,

As record holder and in conjunction with a shareholder proposal, this is to confirm that Alice D. Rosenfeld, residing at *** FISMA & OMB Memorandum M-07-16 *** currently holds 732 shares of JP Morgan Chase & Co. (ticker: JPM) in her Schwab One account, *** FISMA & OMB Memorandum M-07-16 *** and has done so since before October 2009. The value of these shares has remained in excess of $2,000.00 for this entire period.

Please note: The current balance presented is a true representation based on our records, and may include cash and securities. The value of any security held in this account is subject to change depending upon market conditions and activities.

Thank you for investing with Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions or if we can help in any other way, please call me or any Client Service Specialist at (866)564-1335, Monday through Friday, from 9:00 a.m. to 7:00 p.m. ET.

Sincerely,

Brian Edwards
Specialist - Resolution Team
9401 E Panorama Circle
Englewood, CO 80112
(866)564-1335